Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

May 19, 2021

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Henderson
Marc Thomas
Jessica Livingston
David Lin

Re:	Ryan Specialty Group Holdings, Inc. (formerly Maverick Specialty, Inc.)
Draft Registration Statement on Form S-1
Submitted March 15, 2021
CIK No. 0001849253

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Ryan Specialty Group Holdings, Inc. (formerly Maverick Specialty, Inc.), a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 2 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to advise the staff of the SEC (the “Staff”) that the Company acknowledges the Staff’s telephonic comment and has moved the section entitled “Letter from Patrick G. Ryan, Founder, Chairman and CEO” to follow the section entitled “Forward-Looking Statements”. The Registration Statement also includes interim unaudited financial statements, and related disclosure, for the fiscal quarters ended March 31, 2021 and 2020. The Company also advises the Staff that it has further revised the Registration Statement to update certain other disclosures.

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Beijing    Boston    Dallas    Hong Kong    Houston     London    Los Angeles    Munich    New York    Palo Alto    Paris    San Francisco     Shanghai    Washington, D.C.

Securities and Exchange Commission

May 19, 2021

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or, in my absence, Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Patrick G. Ryan
Chief Executive Officer, Ryan Specialty Group Holdings, Inc. (formerly Maverick Specialty, Inc.)